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                                                                    EXHIBIT 4.2

[OMNI GRAPHIC]




                                 LETTER OF OFFER

PRIVATE AND CONFIDENTIAL

4 January 2000


Mr. Khaw Kheng Joo
President, Electronics Group
63 Holland Grove Drive
Singapore 278891

Dear Kheng Joo

OPTION TO SUBSCRIBE FOR SHARES IN THE COMPANY

We have the pleasure of informing you that the Compensation Committee of the Board of Directors of Omni Industries Limited ("the Company") has approved the grant of a share option of 800,000 shares (the "Option") as part of your initial salary package upon your commencement of employment with Omni Industries Limited.

An offer is hereby made to you for the grant of the Option to subscribe in aggregate for 800,000 ordinary shares of S$0.10 each in the capital of the Company (the "Option Shares") at the subscription price of S$3.10 per Option Share. This is the market close price as of 4 January 2000.

The grant of the Option shall be subject to the following principal terms and as such may be amended from time to time:

1.  EXERCISE OF OPTION

     The Option shall take effect upon the date of your acceptance of this offer (the "Date of Grant") and may be exercised by you, in whole or in part (in multiples of 1,000 Option Shares) in the following manner:

     (i) you may exercise the Option from time to time after the second but before the third anniversary of the Date of Grant, in respect of up to forty (40) per cent of the Option Shares;

     (ii) on or after the third but before the fourth anniversary of the Date of Grant, you may exercise the Option from time to time in respect of up to another twenty (20) per cent of the Option Shares; and

     (iii) on or after the fourth anniversary of the Date of Grant, you may exercise the Option from time to time in respect of the balance of the Option Shares.

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2.   OPTION NOT TRANSFERABLE

     The Option shall be personal to the you and shall not be transferred, charged, assigned, pledged or otherwise disposed of or encumbered in whole or in part unless approved by the Compensation Committee, but may be exercised by your duly appointed personal representatives in the event of death. Any breach of the foregoing shall entitle the Company to cancel any outstanding portion of the Option or part thereof granted to you.

3.   LAPSING OF OPTION

     The Option shall, to the extent unexercised, immediately lapse without any claim against the Company upon the earlier of:

     (i)  3 January 2010; or

     (ii) upon the occurrence of any of the following events ("Lapsing Events"):

          (a) subject to items A and B below, your termination of full time employment with the Omni Industries group of companies (the "Group") (deemed to be the date of notice of termination of your employment) for any reason whatsoever;

          (b) your bankruptcy or the happening of any other event which results in you being deprived of the legal or beneficial ownership of the Option;

          (c) gross misconduct on your part as determined by the Compensation Committee in its discretion;

          (d)  take-over of the Company; or

          (e)  winding up of the Company.

               A. If cessation of employment with the Group is by reason of ill-health, injury, disability (in each case evidenced to the satisfaction of the Compensation Committee), redundancy, retirement or any other reason approved in writing by the Compensation Committee, you may, at the absolute discretion of the Compensation Committee, exercise any unexercised portion of the Option within the period of six (6) months after the date of such cessation of employment, or before the fifth anniversary of the Date of Grant, whichever is the earlier, or within such other period as may be approved, by the Compensation Committee in writing. Upon the expiry of such period, the Option shall lapse.

               B. In the event of your death, any unexercised portion of the Option may, at the absolute discretion of the Compensation Committee, be exercised by your duly appointed legal personal representative, within a period of twelve (12) months after your death or before the fifth anniversary of the Date of Grant, whichever is the earlier, or within such other period as may be approved by the Compensation Committee in writing provided always that the Option shall be exercisable only after the first anniversary of the Date of Grant. Upon the expiry of such period, the Option shall lapse.

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4.   MANNER OF EXERCISE OF OPTION

     (i) This Option may be exercised by giving notice in writing to the Company in the form set out in Appendix 1. Such notice must be accompanied by full payment of the aggregate subscription price in respect of the number of Option Shares subscribed for, the relevant charges of The Central Depository (Pte) Limited (the "CDP") and any other documentation that the Compensation Committee may require. All payments pursuant to this clause shall be made in cashier's order, bank draft or postal order made out in favour of the Company. The Option shall be deemed to be exercised upon the receipt by the Company of the said notice duly completed and accompanied by full payment of the aggregate subscription price in respect of the Option Shares subscribed for, the relevant CDP charges and any other documentation that the Compensation Committee may require.

     (ii) In the event that the Option is exercised in part only, the balance of the Option not exercised shall continue to be exercisable.

    (iii) This exercise of the Option (including the time and manner of such exercise) shall be subject to and carried out in accordance with any guidelines that may from time to time be prescribed by the Compensation Committee. The Company further reserves the right to treat any exercise as invalid where it has reason to believe that such exercise would or may infringe any applicable guidelines of the Stock Exchange of Singapore Limited (the "SES").

5.  ISSUE AND LISTING AND QUOTATION OF OPTION SHARES

    (i) The Company shall, as soon as practicable after an exercise of the Option, allot and issue the relevant Option Shares to you and shall apply to the SES and any other stock exchange on which the shares of the Company are quoted, for permission to deal in and for quotation of such Option Shares. Subject to such consents or other required action of any competent authority under regulations or enactments for the time being in force and subject to compliance with the terms and conditions of this Option, the Option Shares shall be allotted and issued to you not more than ten (10) days on which SES is open for trading in securities ("Market Days") after an exercise of the Option, and within five (5) Market Days from the date of such allotment, the Company shall issue and despatch to CDP the share certificates in respect thereof by ordinary post or such other mode as the Compensation Committee may deem fit.

    (ii) Option Shares, which are allotted on an exercise of the Option, shall be issued in the name of CDP or its nominees, as the case may be, and shall be credited to your securities account with CDP.

    (iii) The Option Shares issued on an exercise of the Option shall be subject to the provisions of the Articles of Association of the Company, and shall rank in full for all entitlements including dividends or other distributions declared or recommended in respect of the then existing issued ordinary shares of the Company, the date, at the close of business, on which you must be registered in order to participate in any dividends, rights, allotments or other distributions for which is on or after the date upon which such Option Shares had been quoted on SES, and shall in all other respects rank pari passu with other shares of the Company then in issue.

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6.   TAKE-OVER AND WINDING UP OF THE COMPANY

     (i) In the event of a take-over offer being made for the shares of the Company and such offer becoming or being declared unconditional, you shall, subject to Paragraph 6(v) below, be entitled to exercise in full or in part in the period commencing on the date on which such offer is made or, if such offer is conditional, the date on which the offer becomes or is declared unconditional, as the case may be, and ending on the earlier of:

          (a) the expiry of six (6) calendar months thereafter (unless prior to the expiry of such six (6) month period, at the recommendation of the offeror and with the approvals of the Compensation Committee and the SES, such expiry date is extended to a later date (being a date falling not later than the date of expiry of the period commencing on the Date of Grant and ending on the earlier of 3 January 2010 or the date of occurrence of any of the Lapsing Events (the "Option Period")); or

          (b) the date of the expiry of the Option Period, whereupon the Option, to the extent then remaining unexercised, shall lapse and be null and void.

          Provided always that if during such period the offeror becomes entitled or bound to exercise the rights of compulsory acquisition of the shares of the Company under Section 215 of the Companies Act (Cap. 50) (the "Act") and, being entitled to do so, gives notice to you that it intends to exercise such rights on a specified date, the Option shall remain exercisable until the specified date or the expiry of the Option Period, whichever is earlier. The Option, to the extent not so exercised by the said specified date shall lapse provided that the rights of acquisition or obligations to acquire stated in the notice shall have been exercised or performed, as the case may be.

     (ii) If under the Act, the Court sanctions a compromise or arrangement, proposed for the purposes of, or in connection with, a scheme for the reconstruction of the Company or its amalgamation with another company or companies, you shall be entitled, subject to Paragraphs 3(ii)(a), (b) and (c) and Paragraph 6(v), to exercise the Option (to the extent that it has not been exercised) then held by you during the period commencing on the date upon which the compromise or arrangement is sanctioned by the Court and ending on either the expiry of sixty (60) days thereafter or the date upon which the compromise or arrangement, as the case may be, becomes effective, whichever is the later (but not before the expiry of the Option Period), whereupon the Option (to the extent that it has not been exercise) shall lapse and become null and void.

    (iii) In the event of a member's voluntary winding up of the Company (other than for purposes of amalgamation or reconstruction), you shall, notwithstanding that the resolution in respect of such winding up is passed prior to the commencement of the Option Period, subject to Paragraph 6(v), be entitled within thirty (30) days of the passing of the resolution of such winding up (but not after the expiry of the Option Period) to exercise in full the Option (to the extent that it has not been exercised), after which such unexercised portion of the Option shall lapse and become null and void.

     (iv) If an order or an effective resolution is passed for the winding up of the Company on the basis of its insolvency, the Option, to the extent unexercised, shall lapse and become null and void.

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     (v)  If in connection with the making of a general offer referred to in
          Paragraph 6(i) or the scheme referred to in Paragraph 6(ii) or the winding up referred to in Paragraphs 6(iii) and (iv), arrangements are made (which are confirmed in writing by the auditors of the Company for the time being (the "Auditors") acting only as experts and not as arbitrators, to be fair and reasonable) for compensation to you, whether by way of the continuation of the Option or the payment of cash or the grant of other options or otherwise, you may not, except at the discretion of the Compensation Committee, be permitted to exercise any unexercised portion of the Option as provided for in this Paragraph 6.

     (vi) To the extent that the Option is not exercised within the period referred to in this Paragraph 6, it shall, subject to Paragraphs 1 and 3, lapse and become null and void.

7.  VARIATION OF CAPITAL

     (i) If a variation in the issued share capital of the Company (whether by way of a capitalisation or rights issue, reduction, sub-division, consolidation or distribution of shares) shall take place then:

          (a)  the subscription price for the Option Shares; and/or

          (b) the nominal value, class and/or number of Option Shares comprised in the Option to the extent unexercised and the rights attached thereto;

          shall be adjusted in such manner as the Compensation Committee may determine to be appropriate and upon the written confirmation of the Auditors (acting only as experts and not as arbitrators), except in relation to a capitalisation issue, that in their opinion, such adjustments is fair and reasonable.

     (ii) Notwithstanding the provisions of paragraph 7(i) no such adjustment shall be made:

          (a) if as a result, the subscription price of the Option Shares shall fall below the nominal amount of a share and if such adjustment would but for this paragraph result in the subscription price being less than the nominal amount of a share, the subscription price payable shall be the nominal amount of a share;

          (b) if as a result, the number of shares which you shall be entitled to subscribe for pursuant to the exercise of the Option granted to you shall be reduced; and

          (c) unless the Compensation Committee after considering all relevant circumstances, considers it equitable to do so.

   (iii) The issue of securities as consideration for an acquisition or a private placement of securities will not be regarded as a circumstance requiring adjustment.

     (iv) Upon any adjustment made pursuant to this Paragraph 7, the Company shall notify you (or your duly appointed personal representative) in a statement setting forth the subscription price thereafter in effect and the nominal value, class and/or number of Option Shares thereafter to be issued on the exercise of the Option. Any adjustment shall take effect upon written notification being dispatched.

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8.   TAXES

     All taxes (including income taxes) arising from an exercise of the Option shall be borne by yourself.

9.   DISCLAIMER OF LIABILITY

     Notwithstanding any provisions contained herein and subject to the Act, the Compensation Committee and the Company shall not under any circumstances be held liable for any costs, losses, expenses and damages whatsoever and however arising in any event, including but not limited to the Company's delay in issuing and allotting the Option Shares or in applying for or procuring the listing of the Option Shares on SES and any other stock exchanges on which the shares of the Company are quoted or listed.

10.  MISCELLANEOUS

     You are responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of the Option. The Company shall not be responsible for any failure on your part to obtain any such consent.

Please confirm your acceptance of this offer by signing and returning the enclosed Acceptance Form by not later than 5.00 p.m. on 3rd February 2000, failing which this offer shall automatically lapse and shall thereafter be null and void.

Yours faithfully,
On behalf of Omni Industries Limited



 /s/ Lee Kim Bock
---------------------
Lee Kim Bock
CEO


Enc.


Appendix I and II